LIV Capital Acquisition Corp.

Pedregal No. 24, Piso 6-601

Col. Molino del Rey

México, CDMX, C.P. 11040

June 24, 2021

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	LIV Capital Acquisition Corp. Registration Statement on Form S-4 Filed on May 14, 2021 File No. 333-256143

Ladies and Gentlemen:

Set forth below are the responses of LIV Capital Acquisition Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated June 10, 2021, with respect to the Registration Statement on Form S-4 filed with the Commission on May 14, 2021, File No. 333-256143 (such Registration Statement, the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (“Amendment No. 1”). We are separately furnishing to the Staff four courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement, unless otherwise specified. Capitalized terms used but not defined herein shall have the meanings given to them in Amendment No. 1.

Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus

Impact of the Business Combination on LIVK’s Public Float, page 8

1.	We note your disclosure that the calculations shown in this section assume “there are no redemptions of our public shares and that no additional shares are issued prior to completion of the business combination.” Please clarify if the calculations include the conversion of Class B ordinary shares to Class A common stock.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 8 of Amendment No. 1 accordingly.

The Business Combination

Related Agreements, page 95

2.	Please include a discussion of the “LIV Fund IV Investment and the equity contribution agreement” described elsewhere in your prospectus.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 98 and 99 of Amendment No. 1 accordingly.

Background of the Business Combination, page 97

3.	We note your disclosure that “[a]n updated version of the draft non-binding letter of intent was sent on October 31, 2020 to Mr. Senderos.” Please clarify the terms of the updated version, if material.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 103 of Amendment No. 1 accordingly.

4.	Please expand your discussion to describe the methodology by which you selected 80 potential business combination candidates and how you ultimately pared that group to five potential business combination targets. Also, please expand your discussion to describe the process utilized to evaluate these five targets and describe the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any offers that were made or received.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 100 through 102 of Amendment No. 1 accordingly.

5.	We note your disclosure on page 99 that “[o]n November 5, 2020, LIVK had a meeting of its board of directors to provide an update on the activities to date and to present to its directors a detailed overview of two potential business combinations, one of which was the potential business combination with AT.” Please expand your discussion of the nature of this alternative and why you favored AT over this alternative.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of Amendment No. 1 accordingly.

6.	Please briefly describe your due diligence process, as well as the nature of any material issues that arose during your diligence discussions and the manner in which they affected the ultimate deal structure.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of Amendment No. 1 accordingly.

7.	Please expand the disclosure in this section to include a more detailed description of the negotiations which occurred in order to establish the core terms of the business combination, such as the consideration to AT’s equity holders and the value of the minimum cash condition. Please address the substance of the parties’ multiple conversations and discussions that resulted in the changes to the core terms included in the revised terms of November 21, 2020 and of November 26, 2020, as well as any key points of disagreement and how they were resolved. In addition, please further discuss the “valuation expectations from both sides” referenced on page 99 and clarify throughout this section whether these expectations changed throughout negotiations.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 106 of Amendment No. 1 accordingly.

8.	We note your reference to “advisors” throughout this section. Please tell us whether you received any reports from any of the various advisors mentioned in this section. If you did, please revise your disclosure to state as much and provide the information required by Item 4(b) of Form S-4.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of Amendment No. 1 accordingly.

9.	To provide additional context for investors, please describe in greater detail the negotiations that occurred between LIV Fund IV, AT and LIVK during the months of January and February 2021 to arrive at key terms of the LIV Fund IV Investment and the equity contribution agreement. In this regard, we note your disclosure on page 101 that LIV Fund IV, AT and LIVK “extensively negotiated the terms of the LIV Fund IV Investment and the equity contribution agreement.”

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 106 and 107 of Amendment No. 1 accordingly.

10.	We note your disclosure on page 101 that “[g]iven the overall sentiment in the capital markets, a significant weakening of the PIPE market with demand decreasing for transactions for the contemplated amount and institutional investor feedback, it was decided to continue the PIPE process until the end of April 2021” and that “[i]n late April 2021, with the PIPE subscription financing commitments covering the minimum cash condition requirement, AT, LIVK and their respective financial and capital markets advisors decided to proceed to finalizing all remaining open issues in the merger agreement and related agreements.” Please provide further detail relating to the negotiations and the reasons for the final terms, including any valuations and equity ownership requirements of PIPE shareholders. In this regard, we note your disclosure that “[t]he board of directors also discussed the fact that the PIPE subscription financing had been successful at the valuation implied by the transaction.”

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 108 of Amendment No. 1 accordingly.

LIVK’s Board of Directors’ Reasons for Approval of the Business Combination, page 102

11.	The Risk Factor section discloses that “[t]he board of directors of LIVK reviewed, among other things, financial due diligence materials prepared by professional advisors, including tax due diligence reports, financial and market data information on selected comparable companies, the implied purchase price multiple of AT and the financial terms set forth in the merger agreement, and concluded that the business combination was in the best interest of its shareholders.” Please revise this section to disclose material aspects of the underlying information for the financial and market data, comparable companies analysis, and implied purchase price multiple of AT so that investors can understand how this information supported the board’s recommendation.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 110 of Amendment No. 1 accordingly.

Certain Projected Financial Information

Certain AgileThought Forecasts, page 105

12.	We note your disclosure of a non-GAAP financial measure, Adjusted EBITDA, on page 106. Please address the following:

●	Revise to present, with equal or greater prominence, of the most directly comparable financial measure or measures calculated in accordance with GAAP, net loss; and
●	Revise to include a quantitative reconciliation, to the extent available without unreasonable efforts, of the differences between Adjusted EBITDA and a GAAP measure, such as net loss. In this regard, we note that the footnote (2) on page 107 starts with another non-GAAP financial measure, EBITDA.

Refer to Item 10(e)(1)(i) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company disclosed AT projections, including Adjusted EBITDA forecasts, because they were provided to the board of directors of the Company (the “LIVK Board”) in connection with the LIVK Board’s evaluation of the potential business combination transaction with AT. In accordance with established Staff guidance, the Company relied on Question 101.02 of the SEC Compliance & Disclosure Interpretations (“C&DI”) on Non-GAAP Financial Measures, which provides that financial measures included in forecasts provided to a board of directors in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and not subject to Section 10(e) of Regulation S-K and Regulation G, and therefore no reconciliation is required. To reflect the Staff’s position, we have revised the disclosure on pages 113 and 114 of Amendment No. 1 accordingly.

U.S. Federal Income Tax Considerations

The Domestication, page 125

13.	Please file an opinion as to the material consequences of the domestication. In this regard, we note your disclosure that the domestication should qualify as an “F Reorganization” and that US shareholders “should not” recognize taxable gain or loss as a result of the domestication. Refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the applicable disclosure and filed the opinion of Davis Polk & Wardwell of material U.S. federal income tax consequences of the domestication as Exhibit 8.1 to Amendment No. 1.

Business of AT, page 173

14.	We note your disclosure on page 178 that “[o]ne recent example of our success is our relationship with one of Mexico’s leading retailers, El Puerto de Liverpool S.A.B. de C.V., or Liverpool.” Please elaborate to explain how this relationship was successful.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the referenced statement has been removed from Amendment No. 1.

15.	We note your disclosure on page 186 that “[i]f you were to normalize the 2020 voluntary attrition rate by excluding other effects or client related transitions due to COVID-19, the regular course-of-business attrition rate would be 14%.” Please discuss what are the “other effects” you reference in this section.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 194 and 200 of Amendment No. 1 to include explanation of the other effects previously referenced. AgileThought’s (“AT”) adjusted voluntary attrition calculation for 2020 excludes extraordinary effects, such as departures related to divested businesses, and non-core, high-turnover projects. The adjusted delivery attrition for 2020 was 20.8%. Within the 20.8% adjusted metric, during 2020, there were voluntary departures related to the delay in transitioning two large projects with clients in Mexico and Brazil due to COVID-19. If normalizing those transitioned effects, attrition would have been 14%.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of AT, page 188

16.	Please revise financial and other data presented in tabular forms to read consistently from left to right in the same chronological order throughout the filing. Similarly, numerical data included in narrative sections should be consistently ordered. In this regard, certain financial and other data here and in Business of AT section start with the oldest period whereas your consolidated financial statements start with the most recent period. Refer to SAB Topic 11:E.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Management’s Discussion and Analysis of Financial Condition and Results of Operations of AT and Business of AT sections of Amendment No. 1 were revised to show tabular data and related discussion in consistent chronological order.

Factors Affecting Our Performance, page 191

17.	We note the table on page 208 with the outstanding cash earnouts. Please include a narrative discussion here to discuss the effect of such arrangements on your financial condition, if material. Your discussion should include expected cash needs and, as applicable, any known changes in capital resources and costs, any known trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any way, as well as any material changes in the mix or relative cost of your capital resources. In this regard, we note the risk factor disclosure of AT’s earn-out arrangements and the potential effect on the company’s financial condition. Please refer to Item 303(a)(2)(ii) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure beneath the table relating to AT’s earn-out obligations in Amendment No. 1 to respond to the Staff’s comment.

Key Business Metrics, page 193

18.	Please revise to clarify how Average Number of Billable Employees was calculated on a pro forma basis (e.g. as if the acquisition occurred at the beginning of the fiscal year, or the beginning of the month of acquisition, etc.) and whether the related revenues of the acquired businesses were included in Revenue per Billable Employee metric on a same basis. In addition, please revise the names of metrics that are calculated on a pro forma basis to include “pro forma.” Finally, please revise the title to include “Non-GAAP Financial Measure(s).”

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 201 of Amendment No. 1 to show Average Number of Billable Employees calculated on an actual basis for each of the periods presented.

19.	We note your disclosure of Revenue per Billable Employees which are calculated on a pro forma basis for the acquisitions of 4th Source, Inc and AgileThought LLC. Please tell us whether you consider this business metric to be non-GAAP, and if not, tell us how it is calculated in accordance with GAAP citing relevant guidance. If you consider the metric to be non-GAAP, please revise to provide all required disclosures in accordance with Item 10(e) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 201 of Amendment No. 1 to show Revenue per Billable Employees calculated on an actual basis for each of the periods presented.

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 207

20.	You disclose that fluctuations in net cash (used in)/provided by the operating activities were primarily attributable to the changes in net (losses)/income, non-cash items, and net working capital. Please expand your discussion to disclose the material factors that impact the comparability of operating cash flows in terms of cash and quantify each factor indicated, so that investors may understand the magnitude of each. Your discussion should focus on factors that directly affect cash, and not merely refer to non-cash items, and net working capital or net losses, which are recorded on an accrual basis. Refer to Item 303(b) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the staff that it has revised the disclosure on pages 207 and 208 of Amendment No. 1 to expand discussion and analysis of operating cash flows to address material changes including key drivers or changes as required by Item 303(b) of Regulation S-K. These enhanced discussions are included for the years ended December 31, 2020, 2019 and 2018.

Annex B – Form of Certificate of Incorporation of New TA, page B-1

21.	We note the exclusive forum provision in Article VII that “[t]his Section A of Article VII shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “1933 Act”), or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.” This section is inconsistent with Section B of Article VII, which states that “the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act.” Further, your risk factor disclosure on page 77 states that “this provision applies to Securities Act claims and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts.” Please revise to ensure consistent disclosure in Annex B and clarify the description of your forum selection provision in the risk factor section to disclose whether or not this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes Section A and Section B of Article VII of the form of certificate of incorporation of New AT are consistent with one another. Section A is limited to claims and causes of action arising under Delaware statutory or common law. The last sentence of Section A reinforces that and makes clear that this Section A does not apply to claims and causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act. Section B then provides that, for any complaint asserting a cause of action arising under the Securities Act (which, pursuant to the last sentence of Section A, has been excluded from the Delaware exclusive forum provision in Section A), the federal district courts have exclusive jurisdiction to the fullest extent permitted by law. The Company advises the Staff that it has clarified the related risk factor disclosure to be clear that (a) the Delaware forum provision in Section A does not apply to claims and causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act and (b) the federal forum provision in Section B may not be enforceable because Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts for claims and causes of action arising under the Securities Act.

Financial Statements

Consolidated Statements of Operations, page F-4

22.	We note from your disclosure on page 174, 191 and 194 that you disposed your European operations in September 2019. Please tell us how you considered the guidance in ASC Topic 205-20 in determining that the business should not be classified as discontinued operations in your financial statements.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that with respect to the disposed European operations, under ASC Topic 205-20, AT evaluated whether such termination constituted a discontinued operation by assessing qualitatively and quantitatively, whether a strategic shift occurred.

From a qualitative perspective, a strategic shift did not occur because the AT’s strategy both prior and subsequent to the disposal remains unchanged. The main driver to dispose the European operations was related to the complexity to penetrate the Spanish market without a significant sales force on-site in addition to the time zone difference. Prior to the disposal, AT did not discuss results of operations in Europe in press releases, financial statements or other supplement information provided to investors. As such, AT does not believe such termination constituted a strategic shift of in the business from a qualitative perspective.

From a quantitative perspective, for the years ended December 31, 2019 and 2018, net revenues of the disposed business were 3.9% and 9.7% of the total consolidated net revenues of AT, respectively. For the years ended December 31, 2019 and 2018, net (loss) income of the disposed business was (3.0)% and 9.2% of the total net (loss) income of AT, respectively. For the years ended December 31, 2019 and 2018, EBITDA of the disposed business was (1)% and 5% of the total EBITDA of AT, respectively. Also, as of September 2019, the termination date, the total assets of the European operations were approximately 3.6% of the total consolidated assets of the Company. All of the aforementioned percentages are far below the threshold examples illustrated in the ASC 205-20 with respects to the strategic shifts that have or will have a major effect on a reporting entity’s operations and financial results, such as 15% of total revenues, 20% of total assets, 15% of net income, etc. Therefore, the Company does not consider the termination constituted a strategic shift that had any major effect on the Company’s operations and financial results from a quantitative perspective.

Based on above analysis, the Company concluded that the terminated European operations should not be classified as discontinued operations as per ASC Topic 205-20

23.	We note you present a measure of gross profit on the face of your Consolidated Statement of Operations. Please clarify whether any amortization or depreciation expense directly attributable to cost of revenue is included in gross profit. Please note that if depreciation and amortization expense is directly attributable to cost of revenue and it is not reported as such, you should remove the gross profit subtotal and relabel the cost of revenue line item to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11B.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and confirms that the presentation complies with the guidance in SAB Topic 11B with respect to depreciation and amortization.

Notes to Consolidated Financial Statements, page F-9

24.	Please revise to disclose your accounting policy selected for your advertising costs from the two alternatives in ASC 720-35-25-1 and the total amount charged to advertising expense for each income statement presented. Refer to ASC 720-35-50-1.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and, in response to the Staff's comment, the Company advises that the amount of advertising expense for each income statement presented was not material. The amount of advertising expense was $0.4 million for the year ended December 31, 2020, $0.5 million for the year ended December 31, 2019, and $0.3 million for the year ended December 31, 2018. Because such amounts are not material, the Company does not believe it is necessary to revise the disclosure to disclose the accounting policy and the amounts. The Company will provide additional disclosure in the future if advertising expenses increase to a level that is material to AT.

Note 2 – Summary of Significant Accounting Policies

Segments, page F-12

25.	We note from your disclosure that you have one operating and reportable segment. We also note that you operate in different regions of America and various countries, all of which appear to have differing economic and legal environments. In order to assist us in understanding your assertion that you have a single operating and reportable segment, please provide us with the following information:

●	Please tell us the titles and describe the roles of individuals who report to the CODM.
●	Tell us whether and how often the CODM meets with any direct reports and whether any financial information is prepared for and reviewed by the CODM as part of this meeting. Please describe the parties involved in CODM-related meetings, if any and describe their related roles.
●	Tell us who, if anyone, is held accountable for the financial results for geographic regions or countries in which you operate and whether there are the specific metrics for which such individuals are held accountable (e.g. revenue, gross profit). If there exists a person(s) to whom business platform managers report to, please describe that role and position.
●	Describe any information regularly provided to the CODM including how frequently it is prepared and reviewed. Please describe how the CODM allocates resources, including the entities subject to resource allocation.
●	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step and the level at which the CODM can make changes to the budget.
●	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to- actual variances.
●	Describe the basis for determining the compensation for each of the individuals that report to the CODM, including the extent to which any such individuals are compensated based on the financial results of any of your geographic regions, countries, or other metrics.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that AT determines its operating segments based on the nature of services provided (digital transformation consulting services), regardless of functions performed or the types of customers served. AT helps its clients transform their businesses by innovating, building, continually improving and running new technology solutions at scale. AT’s predominant service is focused on promoting full-cycle digital transformation to enable them to leverage technology more effectively, optimize cost, grow and compete.

The composition and organization of AT’s services follows a fluid continuum (see Figure A below) and AT’s service portfolio can change regularly in response to growth of the overall business, acquisitions, newly obtained clients with requirements of new service offerings, industries served, and locations served (delivery centers).

Figure A

ASC 280-10-50-1 states that “an operating segment is a component of a public entity that has all of the following characteristics:

●	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
●	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
●	Its discrete financial information is available.”

AT has analyzed its operating structure using the guidance provided in ASC 280-10-50 and, for the reasons described further below in more detail and elaborated on in the remainder of this response, has determined that it has one operating segment and one reportable segment which provides agile-first, end-to-end digital transformation services in the North and Latin American markets using on-shore and near-shore delivery:

●	AT has determined that the CEO is AT’s chief operating decision maker (“CODM”). On a monthly basis, the CEO receives a financial package as prepared by the global finance group and reviews the consolidated financial information of AT contained within, and based on this information allocates resources, makes capital funding decisions and assesses the business results of AT.
●	The CODM could ask for other specific disaggregated information at any point in time for a ad-hoc analysis to certain other managerial levels. Management believes that this is an ad-hoc practice, not performed regularly, and therefore does not constitute a regular source of information provided to the CODM for his decision-making process.

●	AT adopted a customer-centric model and aligned its operations around the two primary regions in which we operate (Latin America and the United States), resulting in our reporting unit structure consisting of two regional-based reporting units. However, classifying AT’s reporting units as additional operating segments would fail to reflect the volume of resources and services expended by AT separate from the reporting units, would require imprecise allocations of such resources and services, and would assume a level of reporting unit leader independence and authority that is not present within AT. The CODM does not receive or review financial information on a reporting unit basis, nor makes decisions based on a reporting unit criteria. The CODM only receives and reviews information on a consolidated basis as mentioned above.

As set forth in AT’s financial statements, management believes that AT has a single operating and reportable segment. In future periods, the CODM will evaluate whether AT continues to have a single segment and, if appropriate and in light of AT’s evolving internal structure and reporting system and/or the manner in which the CODM allocates resources and assesses performance, additional operating segments and, subject to possible aggregation, reportable segments may be disclosed to comply with ASC Topic 820.

1)	Please tell us the titles and describe the roles of individuals who report to the CODM.

Response: The list below describes the roles and responsibilities of the 7 executives who reported to the CODM as of the end of fiscal year 2020. We will define this group of 7 executives as the “Executive Team” Although each of the executives acts as an advisor to the CODM with regard to his or her area of responsibility, none of these 7 executives has the authority to make operating decisions such as the decisions made by the CODM. Accordingly, after considering ASC 280-10-50-5 through 50-9, AT has concluded that none of these 7 executives is the CODM nor they are considered segment mangers.

●	Kevin Johnston – Chief Revenue Officer

●	Jorge Pliego – Chief Financial Officer

●	Federico Tagliani – Chief Operating Officer

●	Laurie Harrison – Chief Legal Officer (Ms. Harrison departed in April 2021, succeeded by Ms. Diana Abril)

●	Clare DeBoef – Chief Information Officer

●	Diego Zavala – VP of M&A

●	Mauricio Garduño – VP of Business Development

None of these 7 executives are responsible for financial results in any level lower than the Consolidated level. They are measured against different consolidated performance and operating KPIs, (eg. Total Company Revenue achievement, Total Company Adjusted EBITDA achievement).

2) Tell us whether and how often the CODM meets with any direct reports and whether any financial information is prepared for and reviewed by the CODM as part of this meeting. Please describe the parties involved in CODM-related meetings, if any and describe their related roles.

Response:

The CODM usually meets on a weekly basis with his direct reports to discuss general business performance on consolidated levels. Regularly, financial information is not shared in those meetings as they are intended to be focused on operating or talent related topics (also in a consolidated, full-company view). Once a month, one of the sessions is used to review the month´s consolidated financial results. The CODM and his direct reports (Executive team) review the closing information during the meeting from the aforementioned monthly financial package, which is prepared in a consolidated basis.

The CODM meets formally on the regular Board Meetings, that are held on a quarterly basis with a number of executives and directors listed below. See Table 1. Specific participants depend on the agenda of the specific meeting. Regularly, two of the quarterly meetings are dedicated to budget questions (annual budget meeting and mid-year budget review meeting). The other two quarterly meetings generally focus on functional and operating matters, such as talent and headcount, marketing initiatives, and technology offering.

The specific financial information prepared for each quarterly meeting include: presentation that includes financial reports that contain multiple key performance indicators used to evaluate the overall performance and growth of the business, including operating KPI´s such as employee headcount number of large clients and financial information, such as Consolidated Revenue and Adjusted EBITDA. The information in these reports is presented on a consolidated basis for the Group (see below responses describing information regularly provided to the CODM for more details).

Table 1

Board meeting regular participants:

●	CODM (CEO) – Manuel Senderos

●	CFO – Jorge Pliego

●	CRO – Kevin Johnston

●	COO – Federico Tagliani

●	SVP Corporate Finance - Ana Hernández

●	Board of directors

3) Tell us who, if anyone, is held accountable for the financial results for geographic regions or countries in which you operate and whether there are the specific metrics for which such individuals are held accountable (e.g. revenue, gross profit). If there exists a person(s) to whom business platform managers report to, please describe that role and position.

Response: Our business is managed on a consolidated basis. There are no executives or managers within the Company that are responsible for the financial performance of the specific regions in which we operate or individual countries, nor the reporting units that we have defined (USA and Latin America and others).

The CODM makes decisions based on the consolidated performance of the group and his direct reports (Executive team) are responsible and measured by the consolidated performance as well, not on a regional basis. The extended management team, that reports to the Executive team, specifically the individuals that have the “Managing Director” role, can be responsible for either a specific client or client group, a specific industry expertise or a specific technology expertise. These individuals are measured based on certain financial indicators such as Revenues and Gross Profit depending on their roles. For instance, the Managing Directors in charge of a client or group of clients, can be measured by KPI´s such as Revenues and Gross Profit, whereas Managing Directors in charge of a specific technical expertise can only be measured on a Consolidated level as there is significant overlap of their services amongst all clients, which makes individual measurement non representative.

Given this diversity of roles, that AT is not organized by industry verticals nor by technological expertise, and that these individuals do not have the authority to make decisions that impact the overall course of the business or allocate resources, these roles are not considered to be segment managers.

4) Describe any information regularly provided to the CODM including how frequently it is prepared and reviewed. Please describe how the CODM allocates resources, including the entities subject to resource allocation.

Response: The consolidated financial package is the only report that the CODM receives regularly. The report provides revenue, gross profit and Adjusted EBITDA, but also further financial information such as selling, general and administrative expenses, cash flow and balance sheet information on a YTD and MTD basis. The report also includes information related to top client performance, where clients are observed also in a consolidated view. AT’s CODM makes decisions about resource allocation and assesses operating performance based on the consolidated financial information of AT contained in these monthly reports, such as net profit and Adjusted EBITDA. This view of assessing the operating performance of AT on a consolidated basis is reinforced by the following factors:

●	AT’s supporting functions, such as Finance, IT and legal, do not support individual regions. Such support functions were provided on a consolidated basis.

●	Key budgets and forecasts were presented to the CODM on a consolidated basis. These formed the basis of key strategic resource allocation decision making. Budget was built on a Client level, and then grouped into sub-sets of clients which are ultimately how most of the Managing Directors are measured. CODM receives regular information on specific top client performance within the monthly financial package.

●	Cash flow and balance sheet financial information is only created on a consolidated level by AT, and reviewed by the CODM on a consolidated basis.

Regular oral discussions take place during the weekly sessions where the CODM meets with his direct reports (Executive teams), during which the information discussed is reviewed on a consolidated level.

The CODM could ask for other specific disaggregated information at any point in time for a ad-hoc analysis to the Managing Directors or other managerial levels. Management believes that this is an ad-hoc practice, not performed regularly, and therefore does not constitute a regular source of information provided to the CODM for his decision-making process.

5) Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step and the level at which the CODM can make changes to the budget.

Response: The annual budget is prepared in a two-step process: top down and bottom up.

On the Top Down step, first, based on its assessment of AT’s long-term growth potential and many specific performance indicators, the CODM defines annual targets for key financial and operating metrics on a Company-wide basis. These targets are then broken down by product or service category, client and functional area and communicated to all relevant managing directors, who may be individually or jointly responsible for individual targets.

On the Bottom up step: The Managing Directors are required to produce detailed plans on both a client and resource level, which are consolidated, evaluated and reviewed by Finance department, before passed to the CODM for approval. In this part of the process, the CODM receives only the Consolidated file, while he may request further review on any specific items, or changes if needed. Once there are no further changes, the annual Budget is approved.

6) Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

Response: Budget-to-actual variances for certain operational and financial targets are included in the monthly financial package. Variances are reviewed at a detailed level based on operational and financial data for the specific financial statement line item. Since the monthly financial package also includes a top client performance table, variances of the top customers versus budget are also calculated in the report. When actual results differ from budgets, the Executives accountable for each financial or operational metric that has deviations are asked to provide explanations and suggest remedial measures in the relevant meeting. (Eg. CRO would be responsible for addressing Total Revenue deviations, COO would be responsible for addressing Total Gross Margin deviations, and the CFO would be responsible for addressing SG&A and other expense deviations)

7) Describe the basis for determining the compensation for each of the individuals that report to the CODM, including the extent to which any such individuals are compensated based on the financial results of any of your geographic regions, countries, or other metrics.

Response: The individuals who report to the CODM (executive team) receive compensation in the following forms: base salary, cash bonus and equity based awards. The basis for salary compensation primarily takes into account tenure with AT and academic and professional background. Cash bonus payments reflect adherence to Company values, improvements on personal development priorities and key performance indicators. These key performance indicators for the Executive team are regularly the following:

●	Achievement of Total Company Revenue target

●	Achievement of Total Company Adjusted EBITDA

The value of the equity-based awards is driven by the overall valuation and performance of AT. The equity based awards typically vest in tranches. The vesting is triggered predominantly by the passage of time and achievement of group-wide targets.

Note 7 – Goodwill and Intangible Assets, Net, page F-22

26.	Please revise to provide the disclosures required under ASC 350-30-50-1(a)(3) and 350- 30-50-2(a)(1).

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and, in response to the Staff's comment, the Company has revised the applicable disclosure in Amendment No. 1 to present gross and accumulated amortization by major asset class and in total, as well as include the weighted average amortization period for all major intangible asset classes subject to amortization.

Note 10. Subsequent events, page FS-16

27.	You disclose here that your top customer represented 23% of your revenues in 2018 whereas the tabular disclosure on page 191 states 20.5%. Please revise to reconcile the difference.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the applicable disclosure on page 200 of Amendment No. 1 to reconcile the difference.

Annex G – LIVK’s Annual Report on Form 10-K/A, Filed with the SEC on May 13, 2021

Part II

Item 9A. Controls and Procedures

Management’s Report on Internal Controls Over Financial Reporting, page G-57

28.	On page Annex G-58, it is disclosed that the management of LIV Capital Acquisition Corp. determined that it maintained effective internal control over financial reporting as of December 31, 2020. Please revise, or tell us how the management arrived at such a determination given the ineffective disclosure controls and procedures, the material weakness in the internal control over financial reporting, and the restatement of the financial statements.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page Annex G-58 of Amendment No. 1 accordingly.

General

29.	Please file your proxy card in the next amendment.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has filed drafts of the Form of Class A Proxy Card and the Form of Class B Proxy Card as Exhibits 99.1 and 99.2, respectively, to Amendment No. 1.

30.	We note that the prospectus appears to include market and industry data. If any of the data relates to publications, surveys or reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

RESPONSE:	The Company advises the Staff that none of the market or industry date included in the Registration Statement was commissioned by the Company or AT for use in the Registration Statement and that the data provided was based on information available from publicly-available sources.

31.	We note that your exhibit index on page II-1 includes a footnote that schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Please revise to mark the relevant agreement to include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded as required by Item 601(b)(2)(ii) of Regulation S-K. Alternatively, revise the exhibit index if you are relying on Item 601(a)(5) to omit schedules to your exhibit.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the exhibit index to refer to Item 601(a)(5).

32.	Throughout your prospectus you disclose that you are not registering the securities issuable upon exercise of your warrants. However, your fee table appears to suggest otherwise. Please advise or revise.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is the Company’s intention to register the securities issuable upon exercise of the LIVK’s warrants. In response to the Staff’s comment, the Company has revised certain footnotes to the fee table in Amendment No. 1 and has eliminated previously included disclosure that suggested securities issuable upon exercise of LIVK’s warrants are not being registered.

33.	Please disclose on the prospectus cover page that the current holders of Class A common stock of LIVK will own 16.4 % of the combined company’s outstanding shares of common stock, and that the current holders of AT securities will hold 74.8% of the combined company’s outstanding shares of common stock.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has added disclosure on the prospectus cover page accordingly.

34.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has added disclosure on page 67 of Amendment No. 1 accordingly.

35.	Please revise your disclosure to:

●	show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels;
●	describe any consideration provided in exchange for the agreement of certain shareholders agreed to waive their redemption rights;
●	disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination (including the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions); and
●	quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and notes as follows in response:

●	The Company respectfully advises the Staff that it does not expect redemptions to have an impact on the per share value of the shares owned by non-redeeming shareholders and even if there were such an impact, it would be a result of market activity which the Company is not able to estimate. The Company has included tabular disclosure on page 9 of Amendment No. 1 with a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels in response to the Staff’s comment.
●	No separate consideration was provided in exchange for the agreement of certain shareholders to waive their redemption rights by executing the sponsor letter agreement. The Company has added applicable disclosure in Amendment No. 1 accordingly.

●	The Company respectfully advises the Staff that Amendment No. 1 includes detailed disclosure with respect to the anticipated post-business combination ownership of New AT, including the anticipated ownership of (i) the Company’s public shareholders, (ii) the subscription investors, (iii) the Company’s sponsor and affiliates of our sponsor (excluding LIV Fund IV solely with respect to its shares held as a pre-merger AT equity holder) and its and their respective permitted transferees, (iv) the holders of representative shares, (v) the Company’s officers and directors and (v) the AT equity holders (each as defined in Amendment No. 1, as applicable). This disclosure contemplates such anticipated ownership in several different scenarios, including scenarios with no redemptions, 50% redemptions and maximum redemptions, as well as assuming that all 8,050,000 public warrants and 2,811,250 private warrants were exercisable and exercised following completion of the business combination and related transactions. This disclosure illustrates to shareholders, among other things, the sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination (including specific references to anticipated pro forma ownership percentages applicable to the Company’s existing shareholders and other persons whose shareholdings will result in dilution to the Company’s existing shareholders). Among several other sections in Amendment No. 1, this disclosure appears in the section entitled “Impact of the Business Combination on LIVK’s Public Float” appearing on page 8 and 9 of Amendment No. 1. Moreover, the Company has also included additional disclosure on page 75 of Amendment No. 1 that further discusses all sources of dilution to that shareholders who elect not to redeem their shares may experience in connection with the business combination.
●	The Company has revised applicable disclosure on page 73 of Amendment No. 1 to further explain the risk of dilution to non-redeeming shareholders upon exercise of warrants held by redeeming shareholders and the Company’s sponsor and its permitted transferees. Additionally, the Company has included on page 73 of Amendment No. 1 the recent trading prices of its public warrants since announcement of the business combination.

*          *          *          *          *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Leonard Kreynin or Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4000.

Very truly yours,

LIV CAPITAL ACQUISITION CORP.

By:	/s/ Alexander R. Rossi
Name:	Alexander R. Rossi
Title:	Chief Executive Officer and Chairman